

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Matthew Kapusta
Chief Executive Officer
uniQure N.V.
Paasheuvelweg 25a
1105 BP Amsterdam
The Netherlands

> **Re: uniQure N.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-36294**

Dear Mr. Kapusta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences